U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER 0-20760
                                                   CUSIP NUMBER 397637 10 9

(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended: March 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: GREKA Energy Corporation

Former Name if Applicable: Horizontal Ventures, Inc.

Address of Principal Executive Office (Street and Number):

     630 Fifth Avenue, Suite 1501
     New York, NY 10111

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As a result of the acquisition of Saba Petroleum Company completed effective March 24, 1999 and the transition related thereto, GREKA Energy has been unable to complete the preparation of the post-acquisition financial statements for the quarter ended March 31, 1999 in time to permit necessary prefiling reviews by its professionals.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Roger V. Davidson, Esq.
     Ballard Spahr Andrews & Ingersoll, LLP
     (303) 299-7307

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).   [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the acquisition of Saba Petroleum Company completed effective March 24, 1999 and the significant general and administrative and other expenses related thereto which are reflected in the consolidated financial statements for the period ended March 31, 1999, GREKA Energy anticipates that the net loss for the quarter ended March 31, 1999 will be approximately $1,130,000, as compared to the net loss of approximately $360,000 for the quarter ended March 31, 1998.

                           GREKA Energy Corporation

                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 1999               By:   /S/ RANDEEP S. GREWAL
                                      ______________________________________
                                      Randeep S. Grewal, Chairman and
                                           Chief Executive Officer